

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-4628

September 2, 2009

<u>Via U.S. Mail</u>
Mr. William C. Sears
President
Sears Oil & Gas Corporation
351-B Linden Street
Fort Collins, CO 80524

Re: **Sears Oil & Gas Corporation**
                  Form 10-K for the Fiscal Year Ended December 31, 2008
                  Filed March 31, 2009
                  Item 4.01 Form 8-K
                  Filed August 13, 2009
                  File No. 333-151300

Dear Mr. Sears:

        Your most recent Form 10-K includes financial statements audited by Moore and
Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting
Oversight Board ("PCAOB") revoked the registration of Moore because of violations of
PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules
and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934
and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find
a copy of the order at:
http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

        As Moore is no longer registered with the PCAOB, you may not include Moore's
audit reports or consents in your filings with the Commission made on or after August 27,
2009. If Moore audited a year that you are required to include in your filings with the
Commission, then you should engage a firm that is registered with the PCAOB to re-
audit that year.

        Please amend your Item 4.01 Form 8-K, filed August 13, 2009, to disclose that
the PCAOB revoked the registration of Moore on August 27, 2009 because of violations
of PCAOB rules and auditing standards in auditing the financial statements, PCAOB
rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of
1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

If you are unable to obtain an Exhibit 16 letter from Moore at the time you file your Form 8-K – or an amended Exhibit 16 letter for an amended Form 8-K – please disclose this fact in the Form 8-K.

Once you explain Moore's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Any amendment to Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than September 11, 2009. If you have any questions, I can be reached at 202-551-3461.

Sincerely,

Chris White
Branch Chief